Exhibit (a)(2)

SMITH BREEDEN TRUST

AMENDMENT NO. 1

TO

AGREEMENT AND DECLARATION OF TRUST

The undersigned, being a majority of the trustees of the Smith Breeden Trust, a Massachusetts business trust created and existing under an Agreement and Declaration of Trust dated December 18, 1991, a copy of which is on file in the Office of the Secretary of The Commonwealth of Massachusetts (the “Trust”), having determined to change the name of the existing series of shares of beneficial interest in the trust from “Smith Breeden Index Fund” to the “Smith Breeden Market Tracking Fund”, to enumerate certain abilities of the Trustees, to correct the name of the Trust’s investment advisor, and to modify certain provisions relating to termination of the Trust or a series, do hereby direct that this Amendment No. 1 be filed with the Secretary of The Commonwealth of Massachusetts and do hereby amend the Agreement and Declaration of Trust so that the following provisions of the Agreement and Declaration of Trust are amended and restated as set forth below:

The first sentence of Section 6 of Article 3 shall read,

“Without limiting the authority of the Trustees set forth in Section 5, inter alia, to establish and designate any further Series or classes or to modify the rights and preferences of any Series, the “Smith Breeden Market Tracking Fund” (formerly the “Smith Breeden Index Fund”) shall be, and is hereby, established and designated.”

An additional paragraph (n) in Section 3 of Article 4 shall read,

“(n) To enter into forward commitments, futures contracts and swap contracts and to buy and sell options on futures contracts or swap contracts and to buy and or enter into transactions with respect to any other securities or derivative instruments.”

The first sentence of Section 7 of Article 4 shall read,

“Subject to such requirements and restrictions as may be set forth in the Bylaws, the Trustees may, at any time and from time to time, contract for exclusive or nonexclusive advisory and/or management services for the Trust or for any Series with Smith Breeden Associates, Inc. or any other partnership, corporation, trust, association or other organization (the “Manager”); and any such contract may contain such other terms as the Trustees may determine, including without limitation, authority for a Manager to determine from time to time without prior consultation with the Trustees what investments shall be purchased, held, sold or exchanged and what portion, if any, of the assets of the Trust shall be held uninvested and to make changes in the Trust’s investments.

The second and third sentences of Section 4 of Article 9 shall read,

“The Trust may be terminated at any time by vote of at least 50% of the Shares of each Series entitled to vote and voting separately by Series or by the Trustees by written notice to the Shareholders. Any Series may be terminated at any time by vote of at lest 50% of the Shares of that Series or by the Trustees by written notice to the Shareholders of that Series.”

The foregoing amendment shall become effective as of the time it is filed with the Secretary of State of The Commonwealth of Massachusetts.

IN WITNESS WHEREOF, we have hereunto set our hands for ourselves and for our successors and assigns this 1st day of April, 1992.

/s/ Douglas T. Breeden
Douglas T. Breeden

/s/ Gerald J. Madigan
Gerald J. Madigan

/s/ Myron S. Scholes
Myron S. Scholes